United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F     ☒    Form 40-F     ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes    ☐ No    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes    ☐ No    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes    ☐ No    ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__ .)

Table of Contents:

Press Release	3
Signature Page	4

Vale informs on the Sul Inferior Dam

Rio de Janeiro, January 25th, 2020 - Vale SA (“Vale”) informs that today it activated the Level 2 of the Emergency Action Plan for Mining Dams (PAEBM) of the Sul Inferior Dam, of the Gongo Soco Mine, in Barão of Cocais (MG). Due to the heavy rains in the region, there was erosion in the inner part of the structure's reservoir, which nonetheless remains stable. The residents of the Self-Rescue Zone (ZAS) had already been removed to safe locations in February 2019, when the Sul Superior Dam had emergency level escalated to Level 2.

The Sul Inferior Dam is a tailings containment, built in a single step, which is considered one of the safest construction methods. Although it was stable, the structure was reported at Level 1 because it is located downstream of the Sul Superior Dam, which remains at Level 3.

A containment structure made of concrete, built on an emergency basis, was designed to minimize risks for Barão de Cocais, Santa Bárbara and São Gonçalo do Rio Abaixo. The containment structure is 36 meters high and 330 meters long, and it is located 6 kilometers from the dam.

The Sul Inferior Dam is permanently monitored by video cameras and by the Geotechnical Monitoring Center. As a result of the rains above standard limits, Vale increased the number of field teams ready for eventual emergency situations.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: January 25, 2020		Director of Investor Relations

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